UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Administradora De Fondos De Pensiones

Provida S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00709P108

(CUSIP Number)

Eduardo Ávila Zaragoza

Chief Accounting Officer

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana 81, 20th Floor

28046 Madrid

Spain

+34 91 537 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00709P108	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 213,100,058[1]
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 213,100,058[1]
	10	SHARED DISPOSITIVE POWER Not applicable.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,100,058[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.32%
14	TYPE OF REPORTING PERSON BK

[1]

Includes the 42,076,485 shares directly held by Banco Bilbao Vizcaya Argentina S.A. through American Depository Shares and the 171,023,573 Shares indirectly held by Banco Bilbao Vizcaya Argentina S.A. through its wholly-owned subsidiary Inversiones Previsionales S.A.

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) hereby amends and supplements its Report on Schedule 13D, originally filed on May 21, 1999 (as heretofore amended and supplemented, the “Schedule 13D”), in respect of ordinary shares of no par value per share (the “Shares”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment No. 4 (the “Fourth Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

The names, addresses, occupations and citizenship of the current executive officers and directors of BBVA are set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is inapplicable to this Fourth Amendment.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

As previously disclosed, on February 1, 2013, BBVA entered into an agreement (the “Transaction Agreement”), filed herewith as Exhibit 4 to this Fourth Amendment, with MetLife Inc. (“MetLife”) for the sale to one or more wholly-owned affiliates of MetLife of the entirety of BBVA’s directly and indirectly-held approximately 64.32% interest in the Company. On March 12, 2013, MetLife Chile Acquisition Co. S.A. (“MetLife Chile Acquisition Co.”) became a party to the Transaction Agreement as a “Share Purchaser” (as such term is defined in the Transaction Agreement) by execution of a joinder agreement filed herewith as Exhibit 5 (the “Joinder”). Upon the completion of the transactions contemplated in the Transaction Agreement, BBVA will cease to beneficially own any Shares.

Except as set forth in this Fourth Amendment, none of BBVA, any person controlling BBVA, or to the best of BBVA’s knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information contained in the Exhibits to this Fourth Amendment and the information contained in Item 6 below is hereby incorporated by reference herein and this Item 4 is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

The information in rows (11) and (13) of the cover pages to this Fourth Amendment are hereby incorporated by reference.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

The information in rows (7) through (10) of the cover pages to this Fourth Amendment are hereby incorporated by reference.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Neither BBVA, nor, to the best of its knowledge, any persons named in Item 2 above, has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in any class of capital stock of Provida.

The information contained in the Exhibits to this Fourth Amendment is hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

Pursuant to the terms of the Transaction Agreement and subject to the satisfaction of the conditions set forth therein:

•

MetLife has agreed to cause one or more of its wholly-owned affiliates to commence, both in the Republic of Chile and in the United States of America, one or more tender offers in cash (the “Tender Offer”) for 100% of the issued and outstanding Shares and American Depositary Shares of the Company; and

•

BBVA has agreed to transfer the entirety of its approximately 64.32% interest in the Company to MetLife Chile Acquisition Co. The approximately 12.70% of the Shares held directly by BBVA will be tendered into the Tender Offer (if launched), and the approximately 51.62% of the Shares held indirectly by BBVA will, following the expiration of the Tender Offer, be transferred to MetLife Chile Acquisition Co. through the sale of Inversiones Previsionales S.A. to MetLife Chile Acquisition Co.

The price per Share to be offered in the Tender Offer is currently expected to be US$ 6.0365, plus an amount in U.S. dollars to be paid by MetLife Chile Acquisition Co. corresponding to a fixed amount for each day having elapsed from the date of the Company’s most recent month-end balance sheet available prior to the commencement of the Tender Offer until the date of publication of the Tender Offer’s notice of results, all as calculated as provided for in the Transaction Agreement (the “Per Share Offer Price”). If the Tender Offer is launched and consummated pursuant to the terms of the Transaction Agreement, the Per Share Offer Price is currently expected to be paid, at the option of a shareholder accepting the Tender Offer, in U.S. dollars or in Chilean pesos, at the observed U.S. dollar (dólar observado) exchange rate corresponding to the second (2nd) business day after the Tender Offer expiration date (or at an earlier date if requested by the administrator of the Tender Offer), as published by the Chilean Central Bank in the Chilean Official Gazette. The purchase price paid for Inversiones Previsionales S.A. shall be an amount equal to the aggregate number of Shares held by Inversiones Previsionales S.A., multiplied by the Per Share Offer Price. The price to be paid in the Tender Offer (if launched) for each American Depositary Share issued by the Company will be an amount equal to the Per Share Offer Price multiplied by 15.

The transaction is subject to customary conditions (including with respect to the receipt of required regulatory and competition approvals) as well as the condition that the average salary mass received by the Company in respect of its mandatory pensions products (as calculated pursuant to the Transaction Agreement) during the last two full calendar months (for which data is available) prior to the Tender Offer launch date not being lower than the average salary mass received by the Company in respect of its mandatory pensions products (as calculated pursuant to the Transaction Agreement) for the same two full calendar months from the prior year by more than ten percent. The consummation of the Tender Offer is further subject to the tender by BBVA of a number of Shares equal to the number of Shares owned by BBVA (other than the Shares owned by Inversiones Previsionales S.A.) into the Tender Offer. The consummation of the transactions is further subject to the making of special dividends to the Company’s Shareholders of (i) the net proceeds from the sale of the Company’s formerly-held minority interests in Administradora de Fondos de Pensiones Horizone S.A. and Administradora de Fondos de Pensiones para el Retiro Bancomer S.A. de C.V. of approximately CLP 82,335,493,982 in the aggregate (currently expected to be paid on May 30, 2013) and (ii) certain excess cash amounts calculated pursuant to the Transaction Agreement and held by the Company (in addition to the Company’s expected annual dividend in respect of 2012 financial year profits, which was approved at the Company’s annual shareholder’s meeting on April 30, 2013). The making of the aforementioned dividends is contingent on the approval of the board of directors and shareholders of the Company, to the extent applicable.

BBVA has the right to defer the launch of the Tender Offer until May 31, 2013 under certain conditions set forth in the Transaction Agreement.

It is currently expected that members of the Company’s board currently or formerly affiliated with BBVA will be replaced upon consummation of the transactions contemplated by the Transaction Agreement.

Except as set forth in this Item 6, none of the persons named in Item 2 and, to the best of BBVA’s knowledge, none of the persons named in Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information contained in the Exhibits to this Fourth Amendment and the information contained in Item 4 above is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 4.	Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A. and others and MetLife, Inc. and others, dated as of February 1, 2013.

Exhibit 5.	Share Purchaser Joinder Agreement to the Transaction Agreement by and among BBVA, BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated March 12, 2013.

Important Notice

The tender offer herein described has not yet commenced. The description contained herein is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Paseo de la Castellana 81, 28046 Madrid, Spain, and all of the directors and executive officers are citizens of the Kingdom of Spain, except for Ignacio Deschamps González who is a citizen of the Republic of Mexico.

PRESENT PRINCIPAL
DIRECTORS OF BBVA	OCCUPATION
Francisco González Rodríguez	Chairman and Chief Executive Officer of BBVA; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.

Ángel Cano Fernández	President and Chief Operating Officer of BBVA; Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V.; Director of China Citic Bank Corporation Limited and Türkiye Garanti Bankası A.Ş.

Tomás Alfaro Drake	Chairman of the Appointments Committee of BBVA; Independent Director of BBVA; Director of Internal Development and Professor at the academic area of Finance at Universidad Francisco de Vitoria.

Juan Carlos Álvarez Mezquíriz	Independent Director of BBVA; Managing Director of Grupo El Enebro, S.A.

Ramón Bustamante y de la Mora	Independent Director of BBVA.

José Antonio Fernández Rivero	Chairman of the Risk Committee; Independent Director of BBVA.

Ignacio Ferrero Jordi	Independent Director of BBVA; Chief Operating Officer of Nutrexpa, S.A.; Chairman and Chief Operating Officer of La Piara S.A.; Chairman of Aneto Natural.

Belén Garijo López	Independent Director of BBVA; Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America); Chief Operating Officer of Merck Serono, S.A.

Carlos Loring Martínez de Irujo	Independent Director of BBVA; Chairman of the Compensation Committee of BBVA.

José Maldonado Ramos	External Director of BBVA.

Enrique Medina Fernández	Independent Director of BBVA.

José Luis Palao García-Suelto	Independent Director of BBVA; Chairman of the Audit and Compliance Committee of BBVA.

Juan Pi Llorens	Independent Director of BBVA.

Susana Rodríguez Vidarte	Independent Director of BBVA; Full-time professor of Strategy at the School of Economics and Business Studies at Universidad de Deusto; Member of the Instituto de Contabilidad y Auditoría de Cuentas.

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT
Francisco González Rodríguez	Chairman and Chief Executive Officer.

Ángel Cano Fernández	President and Chief Operating Officer.

Juan Ignacio Apoita Gordo	Head of Human Resources and Services.

Eduardo Arbizu Lostao	Head of Legal, Audit and Compliance Services.

Juan Asúa Madariaga	Head of Corporate and Investment Banking.

Manuel Castro Aladro	Head of Global Risk Management.

Ignacio Deschamps González	Head of Global Retail and Business Banking.

Ricardo Gómez Barredo	Head of Global Accounting and Information Management.

Manuel González Cid	Chief Financial Officer.

Ignacio Moliner Robredro	Global Communications and Brand Director.

Ramón Monell Valls	Head of Innovation & Technology.

Vincente Rodero Rodero	Head of Mexico.

Jaime Saenz de Tejada	Head of Spain and Portugal.

Manuel Sánchez Rodriguez	Country Manager BBVA USA.

Carlos Torres Vila	Head of Strategy & Corporate Development.